FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F     X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Yes                                 No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                                 No        X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                                 No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item

1.	REPORT FOR FINANCIAL ANALYSTS

BBVA GROUP:

Q1 2003 Results

30th April 2003

Disclaimer

This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications.

This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and intentions.

The contents of this statement must be taken into account by any persons or entities that may have to make decisions or prepare or disseminate opinions about securities issued by BBVA and, in particular, by the analysts who handle this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission.

Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

■	Group Results in Q103

■	Business areas

	■	Retail Banking in Spain and Portugal

	■	Wholesale and Investment Banking

	■	America

■	Conclusion

BBVA Group Consolidated Accounts (*)

Million euros
	Q103	Q102	Δ%
Net interest income	1,650	2,114	-21.9
Core revenues	2,456	3,085	-20.4
Ordinary revenues	2,653	3,291	-19.4
Operating profit	1,217	1,482	-17.9
Attributable net income	514	587	-12.4

(*)	With Argentina in global integration in both periods and Brazil in global integration in Q102 and in equity accounting in Q103.

The quarterly results are in line with our expectations, 2003 a year of gradual improvement

Attributable

profit

million euros

(*) Before extra provisions

The analysis of the profit & loss account is affected by

Argentina	Exchange rates	Brazil deconsolidation

Making it advisable to homogenise perimeters, excluding Argentina and Brazil, and restating the figures in constant currencies

Brazil and Argentina distort the evolution of profits

Argentina and Brazil Constant million €

	Brazil+ Argent. Q102	Argent. Q103	Change
Net interest income	202	18	-184
Core revenues	263	39	-224
Ordinary revenues	309	76	-233
Operating profit	153	35	-117
Attributable net income	13	6	-6

Latin American currencies have continued depreciating in the quarter, with a negative YOY comparison

Depreciation against the euro (%)	MXN/€

Group operating profit shows growth of 6.7% in

constant currency

Million euros
	1Q03	Δ%	Δ% (Con. Ex. Rate)	Ex. rate Effect
Net Interest Income	1,632	-14.7	2.5	-320
Core Revenues	2,416	-14.4	2.8	-469
Ordinary Revenues	2,576	-13.6	4.2	-508
Operating Profit	1,181	-11.1	6.7	-222
Attributable Net Income	514	-12.4	-3.5	-54

And we have achieved the targets set for efficiency and productivity...

EMPLOYEES	EFFICIENCY (%)

Breakdown of operating profit by business areas

Operating profit Millions of Euros
	1Q03	Δ%	Δ% (CON. EX. RATE)
Retail banking	585	-1.1	-1.1
America	576	-18.7	18.4
Wholesale & Invest. Banking	191	0.2	0.2
Corporate Activities	-171	5.5	5.5
Operating Profit	1,181	-11.1	6.7

The lower part of the P & L account shows the

following performance

Average balances	Q103	Chg.	Ex. rate Effect
Operating profit	1,181	-148	-222
Profits from affiliates	29	-116	-5
Goodwill amortization	(131)	5	—
Profit from group operations	200	88	1
Net loan loss provisions	(312)	-67	-73
Other extraordinary items	(77)	-75	16
Pre-tax profit	890	-179	-137
Net Attributable income	514	-73	-54 (	*)

The positive and negative non-recurrent

effects of the quarter are offset

Equity-method affiliates 2002 earnings adjustments (Telefónica, Terra, etc.): -€109 million (-€ 96 m after tax)	Extraordinary items Effect on profits of Argentina country- risk (from 50% to 75%): -€65 million (-€42 m after tax)

Group Operations. Crédit Lyonnais

transaction cash payment:

+ €216 million (€140 million after tax)

Furthermore, strict control of NPLs remains a clear competitive advantage

NPL ratio (%)

In Spain, BBVA outperformed the sector in
asset quality

NPL ratio Resident sector (%)	Resident sector NPL YOY Δ%

Improvement of capital ratios

TIER I (%)

CORE CAPITAL

Active management of structural risks

Hedging of Book Value of Banking in America Division

Improving our risk profile

GROUP ASSETS BREAKDOWN (%)

31/03/02	31/03/03 (*)

(*)	After the Brazil transaction

■	Group Results in Q103

■	Business areas

■ Retail Banking in Spain and Portugal

■ Wholesale and Investment Banking

■ America

■	Conclusions

Retail Banking in Spain and Portugal

Million €			Business areas operating income
	Q103	Δ%		Q103	Δ%
Net interest income	796	-0.4	Commercial Banking	389	-0.8

Core revenues	1,142	-2.1	SME Banking	126	5.0

Ordinary revenues	1,151	-2.2	A. Mgt. & Private Bkg.	34	-31.0

Operating profit	585	-1.1	Other Retail Banking	36	20.8

Attributable net income	306	-2.1	Retail Banking	585	-1.1

The key to Retail Banking’s performance

1 Lower customer spreads	4 Enhanced efficiency
2 Sustained pace of growth in lending	3 Improving trend in customer funds

1 Customer spreads narrowed as interest rate fell

(%)	Customer spread

2 Lending continued to grow at a good pace

Average balances

Loan growth of 10.8%

Market Mortgages ê	Small Businesses ê	SME’s ê	Consumer loans ê
17.0%	9.6%	8.6%	6.7%

...maintaining a high level of quality of assets

Retail Banking NPL ratio (%)	Structure of retail banking loans

Risk management is confirmed as a competitive advantage of BBVA

3 Customer funds are picking up due to the introduction of new products

Customer funds (ex. Courts: y–o–y growth in average balances (%)–	Off–balance sheet funds (without market effect) Average balances – Million euros

Launching new products: “libreta flexible” (linked to Euribor) and sophisticated guaranteed funds.

Q103 saw a highly dynamic pace in both time deposits and mutual funds

Million €
Steady improvement in fund inflows, in spite of €1,860m of exceptional maturities
New volume in Q103 was far higher than in Q102...

The improved performance of customer funds is still not being reflected in commissions

Million €
	Q103	Δ%
Mutual and Pension Funds	144	-15.2
Other fee income	202	1.3
Total	346	-5.7

4 Additionally, positive evolution of operating expenses and efficiency

Million €
Δ Q103/Q102 -3.3%	Cost/income ratio (%)
■ Personnel exp. ■ Admin. exp.
542 524

■	Group Results in Q103

■	Business and earnings by business areas

■ Retail Banking in Spain and Portugal

■ Wholesale and Investment Banking

■ America

■	Conclusions

Wholesale and Investment Banking

Million €			Business areas operating income
	Q103	Δ%		Q103	Δ%
Net interest income	176	-19.5	Wholesale Banking	125	0.2
Core revenue	228	-16.5	Global Market	43	3.8
Ordinary revenue	265	-2.8	Other Wholesale	23	-6.1
Operating profit	191	0.2	Wholesale & Investment Banking	191	0.2
Attributable net income	136	17.6

The keys to the performance of Wholesale and Investment Banking

1 Managing the growth/risk trade-off	4 Better asset quality

2 Wider customer spreads	3 Cost control

1 Managing the growth/risk trade-off

Average balances

YoY growth in lending

Domestic corporate	International corporate	Institutional Banking
ò	ò	ò
-6.8%	-22.4%	+2.5%

Without exchange rate effect
-4.8%

2 Wider spreads

Spreads: yield on assets vs. 1-month euribor (%)

Corporate banking

Institutional banking

3 Improved quality of assets

NPL ratio (%)	International Corporate NPLs million euros

International Corporate

4 Strong reduction in operating expenses, driving efficiency higher

Million €	Efficiency (%)

■ General Expenses ■ Personnel Expenses

Δ Q103/Q102 -14.6%

■	Group Results in Q103

■	Business and earnings by business areas

	■	Retail Banking in Spain and Portugal

	■	Wholesale and Investment Banking

	■	America

■	Conclusions

America

Million €

	Q103	Δ%	Δ% (T/C CTE)
Net interest income	736	-21.4	19.5
Core revenues	1,144	-21.1	16.6
Ordinary revenues	1,175	-25.4	10.1
Operating profit	576	-18.7	18.4
Net Attributable Profit	157	-18.9	12.7

The keys to the performance of Banking in America

1 Significant growth in customer funds		5 Exchange rate impact
2 Selective growth in lending		4 Good earnings in Mexico
3 Healthy performance of core revenues

1 ) America: Growth in customer  funds

YOY Growth rates in local currency terms (%)

CUSTOMER FUNDS	OTHER BANKS 18%

MEXICO 9.9%	•Chile •Peru •Colombia •Venezuela •P. Rico	+21.8% +10.5% +2.2% +28.9% +32.5%

Average balances

2 And selective growth in lending

YoY Increase in local currency (%)
LOANS

MEXICO 5.8%	REST OF BANKS 6.5%	• Chile • Perú • Colombia • Venezuela • P. Rico	+22.1% +13.6% +8.8% -9.3% -2.4%(*)

MARKET 12.4%	OLD MORTGAGE LOANS -9.3%

Average balances

(*)	+ 1.3% adjusting for ABS transaction

3 The bank’s operating profit has evolved favorably in most countries

Operating Profit Million euros

	Q103	Δ%	YoY Constant ex. rate
Mexico	381	-13.0	26.5
Venezuela	56	-42.2	38.1
Peru	26	-22.1	-4.0
Puerto Rico	20	-32.7	-17.6
Chile	19	6.6	43.8
Colombia	8	-11.9	38.9
Other banks	12	22.5	60.3
TOTAL	522	-17.7	24.5

4 Mexico’s fine performance was borne out by the 26.5% rise in operating income in local currency terms

Customer funds: growing and better mix	Prudent acceleration in lending

Strong increase in recurrent revenues	Cost cutting

Enhancement of efficiency

Mexico

Million €
	Q103	Δ%	Δ% Constant E/R
Net interest income	483	-15.5	22.9
Core revenues	758	-16.7	21.2
Ordinary revenue	762	-23.6	11.1
Operating profit	381	-13.0	26.5
Net Attributable Profit	97	-12.7	26.9

Rising profile of the net interest income in Mexico

Net interest Income Million € (constant exchange rate)

Excellent performance by liquid funds, decreasing the average cost of liabilities...

YoY change (%) Average balances in pesos

Current + saving accounts Total funds (*)

(*) Does not include reports.

...resulting in higher spreads on customer

    funds, supported by rising interest rates

(%)

TIIE Spread on Customer funds

Additionally, total lending is growing at

a faster pace

YOY change (%) average balances in pesos

Consumer Credit Cards Total Lending(*)

The recurrency of earnings is improving following of a higher contribution from net fees

Net fees-million € Excluding exchange rate effect	Net fees/operating expenses(%)

Falling expenses and income increase permit further efficiency gains

Operating expenses Million € Constant rates	Cost/income ratio (%)

As a result, operating profit in Mexico shows a significant increase

Operating profit Million € Constant exchange rate	Q103/02 +26.5%

...which has allowed the Group to increase provisions

Attributable Profit Million euros-Con. Ex. Rate	A Q103/02 326.9%

■	Group Results in Q103

■	Business and earnings by business areas

	■	Retail Banking in Spain and Portugal

	■	Wholesale and Investment Banking

	■	America

■	Conclusions

In the 2003 result presentation, the 2003 prospects were announced ...

•	Anticipating unfavourable effects from:
•	Lower interest rates
•	Depreciation of Latam currencies
•	Economic slowdown
•	Identifying the key management guidelines for this environment...

The P&L account will show a positive quarterly profile, improving as the year advances

Management guidelines for 2003

1.	Strong boost to business in Spain
2.	Rising operating profits in Mexico
3.	Maintaining the levels of efficiency, asset quality and solvency

1 Improving business activity in Spain

•	Maintaining the dynamic pace of growth in

    lending activity

•	Changing trend in gathering of customer

    funds (on and off balance sheet)

•	Improving efficiency

•	Favourable evolution of NPLs

2 Higher levels of business activity result in stronger operating profit

Operating profit Million € Constant exchange rate

3 Maintaining the high levels of efficiency, asset quality and solvency

In conclusion, the Group is geared

towards

Management guidelines for 2003	Working solidly with a medium-term perspective

All of this supported by the Group’s solid competitive base in efficiency, solvency, risk profile and market positioning

ADDENDA

ADDENDA:

●    ADDITIONAL DATA

●    BUSINESS AREAS

●    AMERICA

ADDENDA:

●    ADDITIONAL DATA

●    BUSINESS AREAS

●    AMERICA

Retail Banking in Spain and Portugal

Million euros	1Q03	Δ%	Dif.

Net Interest Income	796	-0.4	-3

Net fee income	346	-5.7	-21

Basic Margin	1.142	-2.1	-24

Ordinary revenue	1.151	-2.2	-26

General Adm. expenses	(524)	-3.3	18

Operating income	585	-1.1	-6

Pre-tax profit	487	-2.1	-10

Net Attrib. Profit	306	-2,1	-6

Higher level of lending activity in the quarter

Developer & Buyer Formalizations

Consumer loans	Bills + SME lending

... so volume growth matches the pressure in net interest income derived from the narrowing of spreads

Millions of euros

Net interest income

Lending and Deposits in Retail Banking

YoY growth (%)

Lending Deposits (ex–judiciary)

Total customer funds

managed in Retail Banking (*)

Average volume Billion euros
Current & Saving accounts (-2.1%) Other customer funds (+2.5%)

Domestic customer funds (off- balance)

Mutual funds + pension funds + Customer portfolios Billion euros

Domestic customer funds (off-balance)

Mutual funds + pension funds + Customer portfolios Billion euros	Δ Mar03/Mar02 -5.6%

MUTUAL FUND FEE INCOME IN SPAIN

(%)

DOMESTIC MUTUAL FUNDS MIX

(%)

Higher fee (equities + Balanced) Lower fee (money income +guaranteed)

Wholesale and Investment Banking

Million euros	1Q03	Δ%	Dif.
Net Interest Income	177	-19.1	-42
Net Fee Income	48	-11.0	-6
Basic Margin	225	-17.5	-48
Ordinary Revenue	264	-3.2	-8
Gen. Adm. Expenses	(69)	-14.6	11
Operating Income	191	0.2	—
Pre-tax Profit	192	10.7	18
Net Attrib. Profit	136	17,6	20

Wholesale and Investment Banking

Million euros	1Q03	Δ%
Institutional Banking	37	19.3
Corporate Banking	88	-6.1
Global markets	43	3.8
Other	23	-6.1
Wholesale and Investment Bk.	191	0,2

Wholesale and Investment Banking Fee Income continues to be affected by markets

Million euros
Δ1Q03/1Q02 -11.0%

Global markets (-39.2%) Wholesale banking (+4.8%)

Better asset quality in Wholesale and Investment Banking

NPL ratio (%)
Wholesale & Investment banking

America

Million euros	1Q03	Δ%	Δ%
			(Const. exch.rate)
Net Interest Income	736	-21.4	19.5
Net Fee Income	408	-20.7	11.8
Basic Margin	1.144	-21.1	16.6
Ordinary Revenue	1.175	-25.4	10.1
Gen. Adm. Expenses	(507)	-30.3	3.9
Operating Income	576	-18.7	18.4
Pre-tax profit	334	-28.4	1.4
Net Attrib. Profit	157	-18.9	12.7

Banking in America

Million euros	1Q03	Δ%	Δ%
			(Const. exch.rate	)
Net Interest Income	238	-30.8	17.6
Net Fee Income	54	-30.3	11.8
Basic Margin	292	-30.7	16.4
Ordinary Revenue	313	-30.6	16.0
Gen. Adm. Expenses	(150)	-31.1	16.0
Operating Income	141	-28.2	19.2
Pre-tax Profit	60	-19.4	35.9
Net Attrib. Profit	28	-17.6	37.2

Business performance in

Banking in America (ex-Mexico)

YoY increase average balances %

Customer Funds Loans

Net Interest Income evolution

in Banking in America (ex-Mexico)

Net Interest Income
Million euros

Current rates	Constant rates

Net Fee Income evolution in Banks in

America (ex-Mexico)

Net Fee Income Million euros

Current rates	Constant rates

General Adm. Expenses

evolution in Banks in

America (ex-Mexico)

Gen. Adm. Expenses Million euros

Current rates	Constant rates

Efficiency ratio in Banking

in America (ex - Mexico)

Efficiency ratio %

Mexico

Million euros	1Q03	Δ%	Δ%
			(Const. exch. rate	)
Net Interest Income	483	-15.5	22.9
Net Fee Income	275	-18.7	18.2
Basic Margin	758	-16.7	21.2
Ordinary Revenue	762	-23.6	11.1
Gen. Adm. Expenses	(316)	-31.6	-0.6
Operating Income	381	-13.0	26.5
Pre-tax Profit	220	-29.6	2,3
Net Attrib. Profit	97	-12.7	26.9

Customer funds in Mexico

Average balances Billion pesos
Current and Saving accounts (+15.7%) Time dep. + other funds (+6.5%)

Lending in Mexico

Average balances Billion pesos

Consumer + credit cards (+37.7%) other assets (+8.1%)

Fee income evolution in Mexico

Net fee income Million euros

Current exch. rates	Constant exch. rates

Operating costs in Mexico

Operating costs Millions euros

Current exch. rates	Constant exch. rates

Cost/income ratio México

Cost/income ratio %

ARGENTINA

➢ Stabilization of the economy: GDP growth in 2003 and heavy fall in inflation.

➢ Signs that confidence in the system is picking up : stable liquidity situation, and the “corralón” opened without any significant impact.

➢ ln spite of the crisis, Banco Francés has managed to hold onto its franchise:

• Good brand image: larger share of deposits.

• Surplus liquidity.

• Major downsizing of headcount and branch offices.

• High level of cover of private sector loans.

Banco Francés is one of the soundest

banks in the System

Argentina Results 1Q03

Million €

	Q103
Core revenues	38	• Focus on transactions
Ordinary Income	75	• Normalized costs and yields
Operating expenses	(35)	• Strong cost cutting
Operating profit	34
Provisions	(20)
Consolidated profit	6

	31/3/02	31/12/02	31/3/03
Loans	3.708	2.714	2.822
Public Sector	1.943	1.896	2.049
Private Sector	1.765	818	773
Guaratees	1.709	257	283

Local Shareholders F.	493	596	576
Local Provisions	320	546	474
TOTAL	813	1.142	1.050

Operating income contribution by business areas

%

Net Attributable profit contribution by

business areas

%

Operating Income evolution of the Group

Millions euros – costant exch. rate

Active management of structural risks

■	BBVA America book value hedged at 66% as of 31/03/03

■	Perfect hedges in Mexico and Chile (50% of book value as of 31/03/03)

■	In the rest of the countries, book value covered by financing in US$

■	Furthermore, in Venezuela and Peru a very significant percentage of the book value is covered by long structural positions in American dollars

Hedging policy geared to the preservation of shareholders funds, though positions in US$ may have an impact on earnings. In fact, the negative impact on the P&L is reduced from €54 m to €40 m

Positive performance of NPLs in all the business areas of the Group

NPL ratio ( %)	Dec-02	Mar-03
• Retail Banking	1.01	0.95
• Corporate Banking in Spain	0.05	0.11
• International Corporate Banking	7.40	7.28
• America (ex Argentina & Brazil)	3.82	4.09
• BBVA Group ex Argentina & Brazil	1.70	1.64

ADDENDA:

•   ADDITIONAL DATA

•   BUSINESS AREAS

•   AMERICA

RETAIL BANKING IN SPAIN AND PORTUGAL

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	799	793	786	811	796
Net fee income	367	362	354	428	346
BASIC MARGIN	1,166	1155	1140	1239	1142
Market operations	11	11	13	10	9
ORDINARY REVENUE	1,177	1166	1153	1249	1151
General expenses	-352	-349	-345	-339	-347
Personnel costs	-190	-185	-178	-185	-177
GENERAL ADMINISTRATIVE EXPENSES	-542	-534	-523	-524	-524
Depreciation and amortization	-31	-31	-30	-31	-30
Other oper. revenues and expenses	-13	-14	-13	-12	-12
OPERATING INCOME	591	587	587	682	585
Net income equity method	-2	-7	10	-6	7
Goodwill amortization	0	0	0	1	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-93	-120	-103	-117	-112
Extraordinary items	1	1	-1	3	7
PRETAX PROFIT	497	461	493	563	487
Corporate income tax	-165	-149	-165	-186	-162
NET INCOME	332	312	328	377	325
Minority interests	-20	-21	-22	-20	-19
NET ATRlBUTABLE	312	291	306	357	306

RETAIL BANKING IN SPAIN AND PORTUGAL

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	73,392	75,855	77,209	80,152	80,978
Securities portfolio	1,041	592	291	210	202
Cash, interbank & Monetary assets	4,065	4,214	3,762	3,718	3,293
Inter-area positions	14,495	15,312	15,264	16,565	16,597
Fixed assets	693	673	663	663	705
Other assets	778	738	767	777	804

TOTAL ASSETS= LIABILITIES	94,464	97,384	97,956	102,085	102,579

Deposits	51,320	52,212	51,249	52,581	50,826
Debt securities	14	14	14	11	11
Income for the period	332	644	972	1,348	325
Equity assigned	6,364	6,515	6,606	6,792	6,971
Shareholders’ funds	3,666	3,753	3,806	3,903	4,016
Other eligible funds	2,698	2,762	2,800	2,889	2,955
Interbank accounts	3,115	3,038	2,474	2,701	2,624
Inter-area positions	30,691	32,135	33,686	35,593	38,994
Other liabilities	2,628	2,826	2,955	3,059	2,828

COMMERCIAL AND SME BANKING

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	723	716	710	732	716
Net fee income	302	304	298	366	296
BASIC MARGIN	1,025	1020	1008	1098	1012
Market operations	11	10	16	9	9
ORDINARY REVENUE	1,036	1030	1024	1107	1021
General expenses	-321	-319	-314	-308	-314
Personnel costs	-163	-159	-154	-155	-154
GENERAL ADMINISTRATIVE EXPENSES	-484	-478	-468	-463	-468
Depreciation and amortization	-27	-27	-26	-26	-26
Other oper. revenues and expenses	-13	-13	-14	-12	-12
OPERATING INCOME	512	512	516	606	515
Net income equity method	-1	-2	-1	-1	-1
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-84	-109	-92	-101	-103
Extraordinary items	3	1	0	7	8
PRETAX PROFIT	430	402	423	511	419
Corporate income tax	-144	-134	-141	-172	-140
NET INCOME	286	268	282	339	279
Minority interests	-19	-19	-20	-20	-18
NET ATTRIBUTABLE	267	249	262	319	261

COMMERCIAL AND SME BANKING

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	68,445	70,675	71,884	74,615	75,565
Securities portfolio	15	27	14	10	8
Cash, interbank & Monetary assets	1,151	1,113	1,059	1,165	1,051
Inter-area positions	13,481	14,235	14,202	15,391	15,296
Fixed assets	571	545	536	535	568
Other assets	543	484	504	479	490

TOTAL ASSETS=LIABILITIES	84,206	87,079	88,199	92,195	92,978

Deposits	45,899	46,717	45,815	47,240	45,600
Debt securities	0	0	0	0	0
Income for the period	286	554	836	1,175	279
Equity assigned	5,223	5,382	5,453	5,638	5,767
Shareholders' funds	3,016	3,108	3,149	3,256	3,328
Other eligible funds	2,207	2,274	2,304	2,382	2,439
Interbank accounts	54	40	27	34	39
Inter-area positions	30,551	31,953	33,470	35,372	38,892
Other liabilities	2,193	2,433	2,598	2,736	2,401

ASSET MANAGEMENT AND PRIVATE BANKING

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	11	14	14	14	10
Net fee income	59	52	51	57	47
BASIC MARGIN	70	66	65	71	57
Market operations	0	-2	-3	0	-1
ORDINARY REVENUE	70	64	62	71	56
General expenses	-12	-12	-12	-13	-13
Personnel costs	-7	-8	-7	-10	-8
GENERAL ADMINISTRATIVE EXPENESES	-19	-20	-19	-23	-21
Depreciation and amortization	-1	-1	-1	-1	-1
Other oper. revenues and expenses	-1	0	0	0	0
OPERATING INCOME	49	43	42	47	34
Net income equity method	1	1	1	0	1
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	0	-1	0	0	-1
Extraordinary items	-2	-1	-1	-1	-2
PRETAX PROFIT	48	42	42	46	32
Corporate income tax	-16	-14	-14	-15	-11
NET INCOME	32	28	28	31	21
Minority interests	-1	-2	-2	-2	-1
NET ATRIBUTABLE	31	26	26	29	20

ASSET MANAGEMENT AND PRIVATE BANKING

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	674	775	742	733	743
Securities portfolio	123	116	91	59	59
Cash, interbank & Monetary assets	2,186	1,930	2,090	1,709	1,532
Inter-area positions	887	954	910	962	979
Fixed assets	16	16	16	17	28
Other assets	39	34	40	38	38

TOTAL ASSETS=LIABILITIES	3,925	3,825	3,889	3,518	3,379

Deposits	2,993	2,791	2,792	2,505	2,469
Debt securities	0	0	0	0	0
Income for the period	32	61	88	119	21
Equity assigned	539	529	518	518	510
Shareholders' funds	321	315	308	308	303
Other eligible funds	218	214	210	210	207
Interbank accounts	166	238	276	184	204
Inter-area positions	63	103	137	137	45
Other liabilities	132	103	78	55	130

WHOLESALE AND INVESTMENT BANKING

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	219	172	182	145	177
Net fee income	54	53	41	61	48
BASIC MARGIN	273	225	223	206	225
Market operations	-1	-27	-1	24	39
ORDINARY REVENUE	272	198	222	230	264
General expenses	-52	-53	-53	-54	-46
Personnel costs	-28	-33	-28	-28	-23
GENERAL ADMINISTRATIVE EXPENSES	-80	-86	-81	-82	-69
Depreciation and amortization	-3	-3	-3	-3	-3
Other oper. revenues and expenses	2	0	-2	-2	-1
OPERATING INCOME	191	109	136	143	191
Net income equity method	-1	-3	-6	31	16
Goodwill amortization	-2	-2	-1	-1	-1
Net income on Group transactions	26	-3	25	40	7
Net loan loss provisions	-39	-27	-40	-35	-19
Extraordinary items	-1	4	-3	12	-2
PRETAX PROFIT	174	78	111	190	192
Corporate income tax	-47	1	-27	-43	-46
NET INCOME	127	79	84	147	146
Minority interests	-11	-11	-11	-11	-10
NET ATTRlBUTABLE	116	68	73	136	136

WHOLESALE AND INVESTMENT BANKING

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	40,930	39,862	39,871	38,002	38,556
Securities portfolio	29,153	28,387	26,319	27,416	24,745
Cash, interbank & Monetary assets	39,134	42,113	39,294	34,767	36,028
Inter-area positions	37,149	39,518	39,472	41,502	38,589
Fixed assets	41	41	36	22	51
Other assets	6,943	6,895	6,695	7,581	7,094

TOTAL ASSETS= LIABILITIES	153,350	156,816	151,687	149,290	145,063

Deposits	41,554	43,099	40,794	43,513	41,496
Debt securities	4,255	4,939	4,281	4,369	5,156
Income for the period	127	206	290	437	146
Equity assigned	3,233	3,400	3,290	3,253	3,340
Shareholders’ funds	1,920	2,044	1,961	1,940	1,935
Other eligible funds	1,313	1,356	1,329	1,313	1,405
Interbank accounts	69,560	68,220	67,860	59,321	59,588
Inter-area positions	27,100	29,253	28,051	30,850	27,735
Other liabilities	7,521	7,699	7,121	7,547	7,602

WHOLESALE BANKING

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	136	121	127	116	124
Net fee income	35	35	28	43	37
BASIC MARGIN	171	156	155	159	161
Market operations	-1	1	7	5	8
ORDINARY REVENUE	170	157	162	164	169
General expenses	-30	-29	-29	-26	-29
Personnel costs	-12	-14	-13	-12	-12
GENERAL ADMINISTRATIVE EXPENSES	-42	-43	-42	-38	-41
Depreciation and amortization	-1	-1	-1	-2	-1
Other oper. revenues and expenses	-2	-1	-1	-1	-2
OPERATING INCOME	125	112	118	123	125
Net income equity method	1	0	2	-1	2
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-39	-26	-38	-32	-15
Extraordinary items	-2	2	-1	10	-3
PRETAX PROFIT	85	88	81	100	109
Corporate income tax	-22	-26	-23	-34	-31
NET INCOME	63	62	58	66	78
Minority interests	-8	-8	-8	-8	-8
NET ATTRIBUTABLE	55	54	50	58	70

WHOLESALE BANKING

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	40,313	39,123	38,079	37,549	36,577
Securities portfolio	4,178	4,131	3,922	4,338	3,856
Cash, interbank& Monetary assets	4,917	6,781	7,793	5,985	7,876
Inter-area positions	0	0	0	1,324	0
Fixed assets	35	32	28	14	44
Other assets	618	581	563	627	442

TOTAL ASSETS=LIABILITIES	50,061	50,648	50,385	49,837	48,795
Deposits	16,934	17,152	18,919	19,044	17,755
Debt securities	4,255	4,939	4,281	4,369	5,156
Income for the period	63	124	183	249	78
Equity assigned	2,051	1,999	2,013	1,958	2,193
Shareholders' funds	1,113	1,084	1,088	1,050	1,170
Other eligible funds	938	915	925	908	1,023
Interbank accounts	8,904	8,932	8,789	8,159	7,706
Inter-area positions	16,561	16,178	14,949	14,858	14,832
Other liabilities	1,293	1,324	1,251	1,200	1,075

INVESTMENT BANKING

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	54	44	46	28	27
Net fee income	21	19	13	19	12
BASIC MARGIN	75	63	59	47	39
Market operations	2	-19	0	23	30
ORDINARY REVENUE	77	44	59	70	69
General expenses	-19	-21	-21	-26	-13
Personnel costs	-15	-17	-14	-14	-11
GENERAL ADMINISTRATIVE EXPENSES	-34	-38	-35	-40	-24
Depreciation and amortization	-1	-1	-1	-2	-2
Other oper. revenues and expenses	-1	0	1	1	0
OPERATING INCOME	41	5	24	29	43
Net income equity method	0	0	0	0	0
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	1	-1	-2	-2	-2
Extraordinary items	0	-1	-3	-2	-1
PRETAX PROFIT	42	3	19	25	40
Corporate income tax	-11	6	-3	-6	-11
NET INCOME	31	9	16	19	29
Minority interests	-2	-2	-2	-2	-1
NET ATTRIBUTABLE	29	7	14	17	28

INVESTMENT BANKING

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	438	636	1,693	303	1,814
Securities portfolio	23,917	23,152	21,433	22,008	19,765
Cash, interbank & Monetary assets	34,058	35,195	31,112	28,566	27,940
Inter-area positions	38,647	40,834	39,819	39,611	39,897
Fixed assets	6	8	8	7	7
Other assets	6,202	5,918	6,069	6,859	6,584

TOTAL ASSETS=LIABILITIES	103,268	105,743	100,134	97,354	96,007

Deposits	24,647	25,958	21,813	24,411	23,698
Debt securities	0	0	0	0	0
Income for the period	31	40	56	75	29
Equity assigned	443	511	483	502	527
Shareholders' funds	258	298	282	299	314
Other eligible funds	185	213	201	203	213
Interbank accounts	60,656	59,288	59,070	51,162	51,859
Inter-area positions	11,430	13,481	12,792	14,672	13,476
Other liabilities	6,061	6,465	5,920	6,532	6,418

AMERICA

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	937	914	757	785	736
Net fee income	513	479	463	433	408
BASIC MARGIN	1,450	1393	1220	1218	1144
Market operations	125	127	4	19	31
ORDINARY REVENUE	1,575	1520	1224	1237	1175
General expenses	-415	-386	-315	-326	-290
Personnel costs	-313	-286	-250	-267	-217
GENERAL ADMINISTRATIVE EXPENSES	-728	-672	-565	-593	-507
Depreciation and amortization	-84	-74	-62	-63	-54
Other oper. revenues and expenses	-54	-45	-40	-39	-38
OPERATING INCOME	709	729	557	542	576
Net income equity method	15	-18	15	8	-7
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	-4	1	0	0	0
Net loan loss provisions	-217	-184	-148	-143	-170
Extraordinary items	-36	-113	-46	3	-65
PRETAX PROFIT	467	415	378	410	334
Corporate income tax	-123	-103	-84	-100	-72
NET INCOME	344	312	294	310	262
Minority interests	-151	-124	-126	-124	-105
NET ATTRIBUTABLE	193	188	168	186	157

AMERICA

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	34,389	28,356	28,185	27,049	24,840
Securities portfolio	37,483	30,274	29,279	28,283	25,485
Cash, interbank & Monetary assets	21,374	17,017	16,695	17,870	18,647
Inter-area positions	325	1,299	292	651	330
Fixed assets	3,572	2,780	2,629	2,443	2,352
Other assets	9,186	7,804	7,564	7,141	7,031

TOTAL ASSETS=LIABILITIES	106,329	87,530	84,644	83,437	78,685

Deposits	64,404	41,223	40,720	51,324	48,419
Debt securities	2,045	1,656	1,532	1,465	1,395
Income for the period	344	656	950	1,260	262
Equity assigned	6,157	5,118	4,912	4,567	5,006
Shareholders' funds	3,677	3,129	3,044	3,023	3,096
Other eligible funds	2,480	1,989	1,868	1,544	1,910
Interbank accounts	17,129	25,425	23,488	12,444	11,026
Inter-area positions	741	731	744	676	714
Other liabilities	15,509	12,721	12,298	11,701	11,863

MEXICO

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	571	557	512	520	483
Net fee income	339	311	313	288	275
BASIC MARGIN	910	868	825	808	758
Market operations	87	60	-43	14	4
ORDINARY REVENUE	997	928	782	822	762
General expenses	-260	-242	-202	-204	-183
Personnel costs	-202	-176	-164	-173	-133
GENERAL ADMINISTRATIVE EXPENSES	-462	-418	-366	-377	-316
Depreciation and amortization	-51	-45	-39	-40	-33
Other oper. revenues and expenses	-46	-38	-34	-33	-32
OPERATING INCOME	438	427	343	372	381
Net income equity method	10	-27	8	7	-10
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	-4	0	0	0	0
Net loan loss provisions	-123	-97	-104	-99	-124
Extraordinary items	-9	-28	13	13	-27
PRETAX PROFIT	312	275	260	293	220
Corporate income tax	-102	-90	-68	-90	-57
NET INCOME	210	185	192	203	163
Minority interests	-99	-86	-82	-86	-66
NET ATTRIBUTABLE	111	99	110	117	97

MEXICO

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	20,215	16,200	16,263	15,435	13,924
Securities portfolio	31,435	25,051	24,368	23,272	20,824
Cash, interbank& Monetary assets	13,103	10,601	9,357	11,018	11,900
Inter-area positions	4	9	13	12	22
Fixed assets	2,511	1,926	1,849	1,698	1,542
Other assets	7,034	6,107	6,022	5,874	5,884

TOTAL ASSETS=LIABILITIES	74,302	59,894	57,872	57,309	54,096
Deposits	43,791	23,374	22,597	33,023	31,831
Debt securities	1,416	1,120	1,014	947	908
Income for the period	210	395	587	790	163
Equity assigned	2,987	2,484	2,489	2,292	2,736
Shareholders' funds	1,429	1,244	1,324	1,335	1,532
Other eligible funds	1,558	1,240	1,165	957	1,204
Interbank accounts	12,664	21,688	20,424	9,946	8,474
Inter-area positions	49	46	53	50	55
Other liabilities	13,185	10,787	10,708	10,261	9,929

BANKING IN AMERICA

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	345	339	227	249	238
Net fee income	77	74	61	59	54
BASIC MARGIN	422	413	288	308	292
Market operations	28	61	39	3	21
ORDINARY REVENUE	450	474	327	311	313
General expenses	-123	-114	-85	-96	-81
Personnel costs	-94	-93	-70	-76	-69
GENERAL ADMINISTRATIVE EXPENSES	-217	-207	-155	-172	-150
Depreciation and amortization	-29	-25	-19	-18	-17
Other oper. revenues and expenses	-7	-7	-5	-5	-5
OPERATING INCOME	197	235	148	116	141
Net income equity method	1	3	5	0	0
Goodwill amortization	0	0	0	0	0
Net income on Group transactions	0	1	0	0	0
Net loan loss provisions	-94	-88	-44	-43	-47
Extraordinary items	-29	-82	-57	-3	-34
PRETAX PROFIT	75	69	52	70	60
Corporate income tax	-13	-8	-11	-4	-10
NET INCOME	62	61	41	66	50
Minority interests	-28	-17	-25	-21	-22
NET ATTRIBUTABLE	34	44	16	45	28

BANKING IN AMERICA

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	12,362	10,517	10,308	10,065	9,354
Securities portfolio	5,346	4,516	4,164	4,327	4,049
Cash, interbank& Monetary assets	2,677	2,189	2,671	2,785	2,772
Inter-area positions	7	334	3	13	6
Fixed assets	927	731	660	626	689
Other assets	1,595	1,216	1,090	950	851

TOTAL ASSETS=LIABILITIES	22,914	19,503	18,896	18,766	17,721
Deposits	14,528	12,686	13,071	13,496	12,215
Debt securities	629	536	518	518	486
Income for the period	62	123	165	231	50
Equity assigned	2,091	1,686	1,505	1,419	1,447
Shareholders' funds	1,501	1,248	1,111	1,076	1,042
Other eligible funds	590	438	394	343	405
Interbank accounts	3,378	2,825	2,065	1,629	1,685
Inter-area positions	7	5	3	18	19
Other liabilities	2,219	1,642	1,569	1,455	1,819

CORPORATE ACTIVITIES

	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	-42	-14	-37	-26	-77
Net fee income	-26	-24	-20	-31	-17
BASIC MARGIN	-68	-38	-57	-57	-94
Market operations	23	67	80	154	80
ORDINARY REVENUE	-45	29	23	97	-14
General expenses	-102	-106	-103	-136	-127
Personnel costs	34	26	20	-17	13
GENERAL ADMINISTRATIVE EXPENSES	-68	-80	-83	-153	-114
Depreciation and amortization	-37	-43	-40	-41	-37
Other oper. revenues and expenses	-12	-3	0	-4	-6
OPERATING INCOME	-162	-97	-100	-101	-171
Net income equity method	132	-14	-150	55	13
Goodwill amortization	-135	-124	-128	-288	-130
Net income on Group transactions	90	375	-53	-135	194
Net loan loss provisions	-30	-173	-3	28	-11
Extraordinary items	36	-136	227	-171	-17
PRETAX PROFIT	-69	-169	-207	-612	-122
Corporate income tax	71	255	156	-19	72
NET INCOME	2	86	-51	-631	-50
Minority interests	-37	-54	-7	17	-35
NET ATTRIBUTABLE	-35	32	-58	-614	-85

CORPORATE ACTIVITIES

	Quarterly evolution
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans (gross)	-2,100	-2,030	-2,608	-2,552	-2,581
Securities portfolio	24,339	23,512	22,272	21,409	23,580
Cash, interbank & Monetary assets	-15,894	-14,611	-14,570	-15,396	-13,837
Inter-area positions	6,562	5,991	7,454	8,402	11,927
Fixed assets	1,797	1,754	1,733	1,701	1,597
Other assets	5,548	6,112	6,256	5,443	5,733

TOTAL ASSETS=LIABILITIES	20,252	20,728	20,537	19,007	26,419

Deposits	-2,632	-1,876	-2,815	-2,401	-2,873
Debt securities	17,229	17,590	18,918	18,757	24,779
Income for the period	2	88	37	-594	-50
Equity assigned	10,507	8,149	8,051	7,673	7,500
Shareholders' funds	4,363	3,137	3,182	2,877	3,074
Other eligible funds	6,144	5,012	4,869	4,796	4,426
Interbank accounts	0	0	0	0	0
Inter-area positions	0	0	0	0	0
Other liabilities	-4,854	-3,223	-3,654	-4,428	-2,937

	Quarterly evolution
NPL RATIO	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
RETAIL BANKING IN SPAIN AND PORTUGAL	1.11%	1.03%	1.05%	1.01%	0.95%
COMMERCIAL AND SME BANKING	1.07%	1.00%	1.01%	0.97%	0.92%
ASSET MANAGEMENT AND PRIVATE BANKING	0.02%	0.01%	0.02%	0.02%	0.02%
WHOLESALE AND INVESTMENT BANKING	0.57%	0.70%	1.11%	1.24%	1.22%
WHOLESALE BANKING	0.58%	0.70%	1.16%	1.23%	1.25%
INVESTMENT BANKING	0.28%	0.30%	0.12%	0.75%	0.28%
AMERICA	3.40%	3.52%	3.88%	3.82%	4.09%
MEXICO	2.82%	3.32%	3.83%	4.22%	4.69%
BANKING IN AMERICA	4.77%	4.31%	4.45%	3.76%	3.85%

	Quarterly evolution
COVERAGE RATIO	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
RETAIL BANKING IN SPAIN AND PORTUGAL	188%	207%	211%	221%	241%
COMMERCIAL AND SME BANKING	191%	213%	217%	226%	247%
ASSET MANAGEMENT AND PRIVATE BANKING	n.s.	n.s.	n.s.	n.s.	n.s.
WHOLESALE AND INVESTMENT BANKING	289%	245%	151%	129%	136%
WHOLESALE BANKING	281%	239%	146%	124%	131%
INVESTMENT BANKING	1445%	954%	972%	973%	470%
AMERICA	255%	243%	227%	242%	211%
MEXICO	375%	322%	287%	288%	236%
BANKING IN AMERICA	139%	149%	146%	160%	160%

ADDENDA:

•   ADDITIONAL DATA

•   BUSINESS AREAS

•   AMERICA

	B. GANADERO
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	43	37	30	30	29
Net fee income	15	15	12	10	11
BASIC MARGIN	57	52	42	40	40
Market operations	-3	3	-14	0	1
ORDINARY REVENUE	55	54	28	40	40
GENERAL ADMINISTRATIVE EXPENESES	-24	-20	-15	-14	-14
Personnel costs	-13	-13	-11	-11	-11
General expenses	-36	-33	-26	-25	-25
Depreciation and amortization	-8	-7	-6	-4	-6
Other oper. revenues and expenses	-2	-4	-2	-2	-2
OPERATING INCOME	9	10	-6	8	8
Net income equity method	1	2	5	0	0
Net income on Group transactions	0	1	0	0	0
Net loan loss provisions	-24	-2	5	-1	-3
Extraordinary items	-2	-4	-4	-3	-13
PRETAX PROFIT	-16	6	-1	4	-8
Corporate income tax	-1	-2	-2	-1	-1
NET INCOME	-17	5	-3	3	-9
Minority interests	1	0	0	0	1
NET ATRIBUTABLE	-16	4	-3	3	-9

	B. GANADERO
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	1,420	1,228	1,065	1,032	938
Securities portfolio	821	659	373	454	409
Cash, interbank&monetary assets	160	151	328	135	158
Inter—area positions	0	4	0	0	0
Fixed assets	307	246	203	186	173
Other assets	103	87	56	39	39

TOTAL ASSETS=LIABILITIES	2,811	2,375	2,024	1,846	1,717

Deposits	1,731	1,420	1,309	1,217	1,179
Debt securities	0	0	0	0	0
Income for the period	-17	-12	-15	-12	-9
Equity assigned	262	219	183	141	100
Shareholders' funds	250	209	175	133	94
Other eligible funds	12	10	8	8	6
Interbank accounts	435	421	280	239	169
Inter-area positions	0	4	0	17	18
Other eligible funds	399	323	267	244	259

	BHIF
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	34	38	29	34	31
Net fee income	7	7	7	9	8
BASIC MARGIN	42	46	37	42	39
Market operations	3	1	8	4	2
ORDINARY REVENUE	45	47	45	46	41
GENERAL ADMINISTRATIVE EXPENESES	-12	-12	-11	-13	-10
Personnel costs	-10	-10	-9	-10	-8
General expenses	-22	-22	-19	-23	-18
Depreciation and amortization	-5	-5	-4	-4	-4
Other oper. revenues and expenses	0	0	0	0	0
OPERATING INCOME	18	20	22	19	19
Net income equity method	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-12	-8	-8	-8	-7
Extraordinary items	-2	-3	-5	-3	-2
PRETAX PROFIT	4	9	9	7	9
Corporate income tax	-1	-1	-1	0	-1
NET INCOME	2	8	7	7	8
Minority interests	-2	-2	-3	-3	-3
NET ATRIBUTABLE	0	6	4	5	5

	BHIF
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	2,931	2,585	2,616	2,660	2,578
Securities portfolio	747	669	722	840	830
Cash, interbank&monetary assets	124	80	148	61	79
Inter-area positions	0	1	2	0	0
Fixed assets	156	129	121	125	120
Other assets	878	584	581	569	553

TOTAL ASSETS=LIABILITIES	4,836	4,048	4,189	4,256	4,160

Deposits	2,808	2,600	2,710	2,833	2,510
Debt securities	552	469	450	454	425
Income for the period	2	10	17	25	8
Equity assigned	425	348	314	311	310
Shareholders' funds	270	225	201	208	205
Other eligible funds	155	123	113	103	105
Interbank accounts	531	271	401	360	576
Inter-area positions	0	1	2	0	0
Other eligible funds	518	350	295	273	330

	B. CONTINENTAL
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	40	37	34	32	33
Net fee income	19	18	17	16	16
BASIC MARGIN	58	56	51	48	49
Market operations	8	5	3	0	4
ORDINARY REVENUE	67	61	54	47	54
GENERAL ADMINISTRATIVE EXPENSES	-17	-16	-15	-14	-14
Personnel costs	-11	-11	-9	-11	-9
General expenses	-27	-27	-24	-26	-24
Depreciation and amortization	-4	-4	-3	-3	-3
Other oper. revenues and expenses	-2	-1	-1	-1	-1
OPERATING INCOME	33	29	26	17	26
Net income equity method	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-14	-13	-21	-9	-7
Extraordinary items	-5	-5	-11	4	-5
PRETAX PROFIT	14	11	-6	12	14
Corporate income tax	-4	0	-2	-2	-4
NET INCOME	11	11	-8	10	10
Minority interests	-6	-6	5	-7	-7
NET ATTRIBUTABLE	4	5	-4	3	3

	B. CONTINENTAL
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	1,796	1,641	1,652	1,647	1,592
Securities portfolio	781	595	557	553	556
Cash, interbank & monetary assets	935	860	1,052	1,055	930
Inter-area positions	3	0	1	1	1
Fixed assets	144	121	114	103	98
Other assets	107	86	86	58	71

TOTAL ASSETS=LIABILITIES	3,765	3,303	3,462	3,417	3,247
Deposits	2,970	2,619	2,728	2,671	2,602
Debt securities	0	0	0	0	0
Income for the period	11	12	18	23	10
Equity assigned	291	249	250	246	233
Shareholders' funds	148	124	124	142	107
Other elegible funds	143	125	126	104	126
Interbank accounts	117	135	147	149	107
Inter-area positions	3	0	1	1	1
Other elegible funds	374	288	319	326	293

	BBVA PUERTO RICO
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	47	43	38	40	39
Net fee income	6	6	5	5	5
BASIC MARGIN	53	49	43	45	44
Market operations	7	0	4	1	1
ORDINARY REVENUE	60	48	47	46	45
GENERAL ADMINISTRATIVE EXPENESES	-14	-13	-12	-12	-11
Personnel costs	-14	-14	-14	-13	-12
General expenses	-28	-27	-26	-25	-23
Depreciation and amortization	-2	-2	-2	-2	-2
Other oper. revenues and expenses	0	0	0	0	0
OPERATING INCOME	30	19	19	19	20
Net income equity method	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-9	-7	-10	-6	-6
Extraordinary items	-1	-1	-1	-1	-1
PRETAX PROFIT	19	12	9	12	13
Corporate income tax	-4	-2	-2	-2	-3
NET INCOME	15	10	7	10	10
Minority interests	0	0	0	0	0
NET ATRIBUTABLE	15	10	7	10	10

	B. PUERTO RICO
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	3,165	2,811	2,831	2,609	2,548
Securities portfolio	1,893	1,840	1,890	1,904	1,744
Cash, interbank & monetary assets	322	161	48	202	170
Inter-area positions	0	0	0	11	0
Fixed assets	99	85	86	81	182
Other assets	161	242	184	143	43

TOTAL ASSETS=LIABILITIES	5,639	5,140	5,040	4,950	4,689
Deposits	3,032	3,016	3,382	3,685	3,189
Debt securities	76	67	67	63	61
Income for the period	15	25	32	42	10
Equity assigned	444	355	359	337	347
Shareholders' funds	444	355	359	337	347
Other elegible funds	0	0	0	0	0
Interbank accounts	1,882	1,495	1,028	684	623
Inter-area positions	0	0	0	0	0
Other elegible funds	190	181	172	139	459

	B. PROVINCIAL
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	169	159	81	99	92
Net fee income	29	25	17	18	12
BASIC MARGIN	198	184	98	117	104
Market operations	12	30	2	2	8
ORDINARY REVENUE	210	213	100	119	112
GENERAL ADMINISTRATIVE EXPENSES	-55	-42	-28	-36	-27
Personnel costs	-45	-39	-23	-28	-25
General expenses	-100	-81	-51	-64	-52
Depreciation and amortization	-10	-5	-3	-4	-2
Other oper. revenues and expenses	-4	-3	-1	-2	-2
OPERATING INCOME	96	124	45	49	56
Net income equity method	0	1	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-30	-36	-3	-14	-22
Extraordinary items	-19	-60	1	0	-7
PRETAX PROFIT	47	29	43	36	27
Corporate income tax	-2	-2	-1	-1	-1
NET INCOME	45	27	42	35	26
Minority interests	-21	-13	-19	-15	-12
NET ATTRIBUTABLE	24	14	23	20	14

	B. PROVINCIAL
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	2,094	1,195	1,123	1,220	822
Securities portfolio	1,066	726	592	551	469
Cash, interbank & monetary assets	1,087	837	1,000	1,224	1,283
Inter-area positions	4	0	1	0	5
Fixed assets	194	117	101	97	81
Other assets	326	183	146	106	111

TOTAL ASSETS=LIABILITIES	4,770	3,059	2,963	3,198	2,770
Deposits	3,375	2,168	2,143	2,366	2,013
Debt securities	0	0	0	0	0
Income for the period	45	73	114	149	26
Equity assigned	622	375	289	279	350
Shareholders' funds	354	204	152	161	195
Other elegible funds	268	171	137	118	155
Interbank accounts	118	90	78	85	65
Inter-area positions	4	0	1	0	0
Other elegible funds	606	353	338	319	315

	OTHER LATAM BANKS
	Quarterly evolution
INCOME STATEMENT (€ Mill.)	1Q 02	2Q 02	3Q 02	4Q 02	1Q 03
NET INTEREST INCOME	12	24	15	15	14
Net fee income	1	3	2	2	2
BASIC MARGIN	13	27	17	17	16
Market operations	1	23	36	-4	5
ORDINARY REVENUE	14	50	52	13	21
GENERAL ADMINISTRATIVE EXPENSES	-2	-10	-4	-5	-5
Personnel costs	-1	-6	-4	-4	-3
General expenses	-4	-16	-8	-9	-8
Depreciation and amortization	-1	-1	-1	-1	-1
Other oper. revenues and expenses	0	0	0	0	0
OPERATING INCOME	10	34	44	3	12
Net income equity method	0	0	0	0	0
Net income on Group transactions	0	0	0	0	0
Net loan loss provisions	-3	-14	-16	-4	-2
Extraordinary items	0	-9	-41	5	-6
PRETAX PROFIT	6	10	-14	4	5
Corporate income tax	-1	-1	-3	2	-1
NET INCOME	5	9	-16	6	4
Minority interests	0	0	0	0	0
NET ATTRIBUTABLE	5	9	-16	6	4

	OTHER LATAM BANKS
BALANCE SHEET (Millions of €)	31/03/02	30/06/02	30/09/02	31/12/02	31/03/03
Loans	957	1,056	1,021	897	877
Securities portfolio	38	28	29	25	40
Cash, interbank & monetary assets	50	100	95	108	152
Inter-area positions	0	329	0	0	0
Fixed assets	28	32	35	35	35
Other assets	19	34	38	35	34

TOTAL ASSETS=LIABILITIES	1,092	1,579	1,217	1,099	1,138
Deposits	612	864	799	723	722
Debt securities	0	0	0	0	0
Income for the period	5	15	-2	4	4
Equity assigned	45	141	111	105	108
Shareholders' funds	34	131	101	95	95
Other elegible funds	11	10	10	10	13
Interbank accounts	295	414	131	112	144
Inter-area positions	0	0	0	0	0
Other elegible funds	134	145	178	154	160

AMERICA

NPL RATIO

DATA%	MAR.03	DEC.02	CHG. P.B.
CHILE	2,13	2,06	-7
PUERTO RICO	2,40	2,36	+ 4
PANAMA	3,21	3,31	-10
COLOMBIA	4,48	4,15	+ 33
MEXICO	4,69	4,22	+ 47
PERU	4,71	5,48	-77
VENEZUELA	10,70	7,44	+ 326

AMERICA EX ARGENTINA	4,34	4,04	+ 31

ARGENTINA	33,63	37,44	-381
TOTAL BBVA AMERICA	7,53	7,04	+ 49

AMERICA

COVERAGE RATIO

DATA %	MAR.03	DEC.02	CHG. P.P.
PANAMA	337,6	339,3	-1,7
COLOMBIA	241,4	257,9	-16,5
MEXICO	236,2	288,3	-52,1
PERU	186,6	169,5	+ 17,1
VENEZUELA	140,5	132,0	+ 8,5
CHILE	117,7	130,6	-12,9
PUERTO RICO	80,1	77,0	+ 3,1

AMERICA EX ARGENTINA	208,9	240,4	-31.5

ARGENTINA	39,6	43,3	-3.7
TOTAL BBVA AMERICA	126,7	141,4	-14,7

EMPLOYEES AMERICA

(Bancos + AFJP’s)	Mar - 03	Var. Mes		Var. Año		Var. 12 Meses
		Abs.	%	Abs.	%	Abs.	%
México	27.488	-50	-0,2	-358	-1,3	-1.498	-5,2
Venezuela	7.250	-137	-1,9	-271	-3,6	-984	-12,0
Argentina	5.384	-107	-1,9	-325	-5,7	-1.324	-19,7
Colombia	4.667	-32	-0,7	-176	-3,6	-491	-9,5
Chile	3.446	-8	-0,2	-48	-1,4	-243	-6,6
Perú	2.937	17	0,6	71	2,5	89	3,1
R. Dominicana	1.758	490	38,6	1.758	—	1.758	—
Puerto Rico	1.116	3	0,3	3	0,3	-42	-3,6
El Salvador	443	5	1,1	2	0,5	-26	-5,5
Panamá	227	-2	-0,9	5	2,3	16	7,6
Uruguay	215	-6	-2,7	-14	-6,1	-51	-19,2
Bolivia	172	0	0,0	0	0,0	-5	-2,8
Ecuador	129	-2	-1,5	-1	-0,8	129	—
Paraguay	99	1	1,0	2	2,1	8	8,8
Brasil	0	-4.591	-100,0	-4.610	-100,0	-4.875	-100,0

TOTAL	55.331	-4.419	-7,4	-3.962	-6,7	-7.539	-12,0

BRANCHES AMERICA

(Banks + AFP’s)	Mar - 03	Var. s/ Dic-02		Var. s/ Mar-02
		Abs.	%	Abs.	%
México	1.824	-7	-0,4	-136	-6,9
Argentina	422	-5	-1,2	-103	-19,6
Venezuela	391	-5	-1,3	-8	-2,0
Brasil	0	-458	-100,0	-474	-100,0
Colombia	264	0	0,0	-14	-5,0
Perú	197	0	0,0	0	0,0
Chile	191	0	0,0	8	4,4
Puerto Rico	49	1	2,1	-10	-16,9
Panamá	19	0	0,0	0	0,0
Bolivia	7	0	0,0	0	0,0
El Salvador	13	0	0,0	-3	-18,8
Uruguay	17	-1	-5,6	17	—
Rep. Dominicana	1	0	0,0	1	—
Resto	15	-1	-6,3	1	7,1

TOTAL	3.410	-476	-12,2	-721	-17,5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May, 1st 2003

By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco

            Bilbao Vizcaya Argentaria, S.A.